                                                                     EXHIBIT 5.1

                              [Alcatel Letterhead]

                               December 20, 1999

Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Dear Sirs:

      I am familiar with the Registration Statement on Form F-4 covering shares of Common Stock, par value E 10 per share, of Alcatel to be issued in connection with the merger (the "Merger") of Eden Merger Corp., a wholly-owned subsidiary of Alcatel ("Eden"), into Genesys Telecommunications Laboratories, Inc. ("Genesys"), pursuant to an Agreement and Plan of Merger and Reorganization (the "Merger Agreement") dated as of September 27, 1999, among Alcatel, Eden and Genesys.

      I am of the opinion that the shares of Common Stock of Alcatel to be issued in connection with the Merger (the "Shares"), when issued in accordance with the Merger Agreement, will be duly and validly issued and fully paid.

      My opinion is based on the following interpretation of French law.

      I believe that the exchange of the Shares for shares Genesys pursuant to the Merger Agreement amounts substantially to "une offre publique d'echange" for the purpose of Article 193-1 of the French Company Act no. 66-537 of July 24, 1966 (the "Law"), for the reasons summarized below.

     (i) An "offre publique d'echange" for the purpose of Article 193-1 of the Law is not limited to (x) an "offre publique d'echange" as defined by the rules of the Reglement General du Conseil des Marches Financiers, since these rules only apply to offers made on French companies, or (y) a public exchange offer within the meaning of the U.S. Securities Act of 1933;

     (ii) The exchange of shares to be consummated through the Merger is different from any procedure available under French law and, in particular, is different from a "fusion" within the meaning of article 1844-4 of the French Civil Code and articles 371 et seq. of the Law, in that both Genesys and Alcatel will survive the Merger; and

     (iii) The Merger has the characteristics of an "offre publique d'echange" for the purpose of Article 193-1 of the Law, as:

        (a) it amounts to an exchange of shares, proposed to public shareholders in the United States through a procedure which is under the control of U.S. stock exchange authorities and governed by U.S. stock exchange laws and regulations; and

        (b) it is comparable in its consequences, calendar and disclosure obligations to a public exchange offer, and either procedure could have been used by Alcatel.

      I believe that there are strong grounds to support this interpretation, but I cannot predict whether a court of competent jurisdiction in the Republic of France or elsewhere would purport this interpretation in any judicial proceeding on this question.

      I hereby consent to the reference to me under "Legal Matters" in such Registration Statement.

                                          Very truly yours,

                                          /s/ PASCAL DURAND-BARTHEZ

                                          Pascal Durand-Barthez
                                          General Counsel